Filed by: Columbia Banking System, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Pacific Premier Bancorp, Inc.

Commission File No.: 000-22193

This filing relates to the proposed transaction between Columbia Banking System, Inc. (“Columbia”) and Pacific Premier Bancorp, Inc. (“Pacific Premier”) pursuant to the Agreement and Plan of Merger, dated as of April 23, 2025, by and among Columbia, Pacific Premier and Balboa Merger Sub, Inc.

The following post was made available by Columbia on LinkedIn, Facebook, Instagram, and X on April 23, 2025:

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We are excited to announce our agreement to acquire Irvine, California-based Pacific Premier Bank. This acquisition significantly strengthens our footprint in Southern California and the Southwest while expanding the depth of solutions we offer. After closing, Umpqua will operate over 350 locations in eight Western states, growing what we can do for your business and your family.

Learn more at https://www.umpquabank.com/umpqua-bank-to-acquire-pacific-premier-bank